Exhibit 99.3

PROFOUND MEDICAL CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

PRESENTED IN US DOLLARS (000s)

To the Board of Directors and Shareholders of Profound Medical Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Profound Medical Corp. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Presentation Currency

As discussed in note 23 to the consolidated financial statements, the Company changed its presentation currency of the consolidated financial statements from Canadian dollars to US dollars.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada

March 2, 2021

We have served as the Company’s auditor since 2013.

Profound Medical Corp.

Consolidated Balance Sheets

As at December 31, 2020 and 2019

In USD (000s)

	2020 $	2019 $
Assets
Current assets
Cash	83,913	14,800
Trade and other receivables (note 4)	7,431	3,125
Investment tax credits receivable	-	185
Inventory (note 5)	5,331	3,668
Prepaid expenses and deposits	1,067	1,028
Total current assets	97,742	22,806

Property and equipment (note 6)	859	527
Intangible assets (note 7)	1,898	2,409
Right-of-use assets (note 8)	1,424	1,693
Goodwill (note 7)	2,678	2,625

Total assets	104,601	30,060

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,382	3,028
Deferred revenue	358	504
Long-term debt (note 9)	-	3,961
Provisions	195	104
Other liabilities (note 10)	99	221
Derivative financial instrument (note 9)	450	196
Lease liabilities (note 11)	312	199
Income taxes payable	13	11
Total current liabilities	4,809	8,224

Long-term debt (note 9)	-	5,174
Deferred revenue	1,078	639
Provisions	-	15
Lease liabilities (note 11)	1,364	1,637

Total liabilities	7,251	15,689

Shareholders’ Equity

Share capital (note 12)	211,527	100,298
Contributed surplus	11,250	15,076
Accumulated other comprehensive loss	4,567	7,369
Deficit	(129,994)	(108,372)

Total Shareholders’ Equity	97,350	14,371

Total Liabilities and Shareholders’ Equity	104,601	30,060

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2020 and 2019

In USD (000s)

	2020 $	2019 $
Revenue
Products	6,233	3,697
Services	724	477
Pay per procedure	347	-
	7,304	4,174
Cost of sales (note 14)	3,830	1,784
Gross profit	3,474	2,390

Operating expenses (note 14)
Research and development	9,912	9,397
General and administrative	7,565	5,793
Selling and distribution	4,860	2,104
Total operating expenses	22,337	17,294

Operating Loss	18,863	14,904

Net finance costs (note 15)	2,714	171

Loss before taxes	21,577	15,075

Income taxes (note 16)	45	147

Net loss attributed to shareholders for the year	21,622	15,222

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment - net of tax	2,802	4,490

Net loss and comprehensive loss for the year	24,424	19,712

Loss per share (note 17)
Basic and diluted loss per common share	1.25	1.37

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2020 and 2019

In USD (000s)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Deficit $	Total $
Balance – January 1, 2019	10,805,494	88,647	12,283	11,859	(93,150)	19,639

Net loss for the year	-	-	-	-	(15,222)	(15,222)
Cumulative translation adjustment – net of tax of $nil	-	4,582	659	(4,490)	-	751
Exercise of share options	1,800	8	(4)	-	-	4
Share-based compensation (note 13)	-	-	1,266	-	-	1,266
Issuance of units from offering (note 12)	1,045,455	7,061	872	-	-	7,933
Balance – December 31, 2019	11,852,749	100,298	15,076	7,369	(108,372)	14,371

Net loss for the year	-	-	-	-	(21,622)	(21,622)
Cumulative translation adjustment – net of tax of $nil	-	7,040	94	(2,802)	-	4,332
Exercise of share options	235,131	3,025	(1,199)	-	-	1,826
Exercise of warrants	1,556,154	22,070	(5,739)	-	-	16,331
Share-based compensation (note 13)	-	-	3,018	-	-	3,018
Issuance of common shares from offering (note 12)	6,564,914	79,094	-	-	-	79,094
Balance – December 31, 2020	20,208,948	211,527	11,250	4,567	(129,994)	97,350

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

In USD (000s)

	2020 $	2019 $
Operating activities
Net loss for the year	(21,622)	(15,222)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 6)	352	394
Amortization of intangible assets (note 7)	881	856
Depreciation of right-of-use assets (note 8)	305	261
Share-based compensation (note 13)	3,018	1,266
Interest and accretion expense (note 15)	543	1,040
Deferred revenue	257	598
Change in fair value of derivative financial instrument (note 9)	237	118
Change in fair value of contingent consideration (note 10)	90	(623)
Changes in non-cash working capital balances
Investment tax credits receivable	179	181
Trade and other receivables	(4,028)	(1,034)
Prepaid expenses and deposits	(17)	(833)
Inventory	(2,141)	(854)
Accounts payable and accrued liabilities	102	(83)
Provisions	71	(903)
Income taxes payable	1	(212)
Foreign exchange on cash	1,198	-
Net cash flow used in operating activities	(20,574)	(15,050)

Investing activities
Purchase of intangible assets	(350)	(189)
Total cash used in investing activities	(350)	(189)

Financing activities
Issuance of common shares	85,523	8,709
Transaction costs paid	(6,429)	(776)
Payment of other liabilities	(212)	(89)
Payment of long-term debt and interest	(9,317)	(1,009)
Proceeds from share options exercised	1,826	4
Proceeds from warrants exercised	16,331	-
Payment of lease liabilities	(289)	(241)
Total cash from financing activities	87,433	6,598

Net change in cash during the year	66,509	(8,641)
Foreign exchange on cash	2,604	946
Cash – Beginning of year	14,800	22,495
Cash – End of year	83,913	14,800

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology Company developing treatments to ablate the prostate gland, uterine fibroids and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The Board of Directors approved these consolidated financial statements on March 2, 2021. These consolidated financial statements comply with IFRS.

Accounting policy

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

Consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The wholly owned subsidiaries of Profound are consolidated from the date control is obtained. All intercompany transactions, balances, income and expenses on transactions with the subsidiaries are fully eliminated.

These consolidated financial statements include the following wholly owned subsidiaries of the Company: Profound Medical Inc., Profound Medical Oy, Profound Medical GmbH, Profound Medical (U.S.) Inc and 2753079 Ontario Inc.

(1)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

Business combinations

The acquisition method of accounting is used to account for business combinations. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are recognized in the consolidated statements of loss and comprehensive loss as incurred. At the acquisition date, the identifiable assets acquired and the liabilities assumed are initially recognized at their fair value. Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination. Changes in the acquisition date fair values of the identifiable assets, liabilities and contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Other than measurement period adjustments, contingent consideration that is classified as a financial liability is remeasured at subsequent reporting dates, with the corresponding gain or loss recognized in the consolidated statements of loss and comprehensive loss.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the chief executive officer.

Foreign currency translation

The Company has a functional currency of Canadian dollars and the functional currency of each subsidiary is determined based on facts and circumstances relevant for each subsidiary. Where the Company’s presentation currency of US dollars differs from the functional currency of a subsidiary, the assets and liabilities of the subsidiary are translated from the functional currency into the presentation currency at the exchange rates as at the reporting date. The income and expenses of the subsidiaries are translated at rates approximating the exchange rates at the dates of the transactions. Exchange differences arising on the translation of the financial statements of the Company’s subsidiaries are recognized in other comprehensive loss (income). During the year the Company changed its presentation currency from Canadian dollars to US dollars. The effect of this change is disclosed in note 23.

Foreign currency transactions are translated into the functional currency of the Company or its subsidiaries, using the exchange rates prevailing at the dates of these transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statements of loss and comprehensive loss, within finance costs.

(2)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

Investment tax credits

The benefits of refundable investment tax credits (ITCs) for scientific research and experimental development (SR&ED) expenditures are recognized in the year the qualifying expenditure is made providing there is reasonable assurance of recoverability. The refundable ITCs recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by taxation authorities. The refundable ITCs reduce the research and development expenses to which they relate.

Financial assets

The Company classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss); and
•	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows. The Company does not currently have any assets measured subsequently at fair value.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. For trade and other receivables, the Company applies the simplified approach permitted by IFRS 9, Financial Instruments (IFRS 9), which requires lifetime expected credit losses to be recognized at the time of initial recognition of the receivables.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the first-in, first-out method for finished goods and weighted average cost for raw materials.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the year in which they are incurred.

(3)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

The major categories of property and equipment are depreciated on a straight-line basis as follows:

Furniture and fittings	20% per year
Research and manufacturing equipment	30% per year
Computer equipment	45% per year
Computer software	100% per year
Equipment under lease	50% per year
Leasehold improvements	over the term of the lease

Residual values, methods of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Goodwill

Goodwill represents the excess fair value of the consideration transferred over the fair value of the underlying net assets in a business combination and is measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested for impairment on an annual basis or more frequently if there are indications the goodwill may be impaired. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash generating units (CGUs) or group of CGUs that are expected to benefit from the synergies of the acquisition. If the recoverable amount of the CGU or group of CGUs is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to other assets of the CGU or group of CGUs.

Identifiable intangible assets

The Company’s intangible assets are stated at cost, less accumulated amortization and are amortized on a straight-line basis in the consolidated statements of loss and comprehensive loss over their estimated useful lives.

The major categories of intangible assets are amortized as follows:

Exclusive licence agreement	20 years
Software	5 years
Brand	5 years
Proprietary technology	5 years

Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flow CGUs.

The recoverable amount is the higher of an asset’s fair value, less costs of disposal and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized as the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

(4)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

Accounts payable and accrued liabilities

These amounts represent liabilities for goods and services provided to the Company before the end of the financial year, which are unpaid. Accounts payable and accrued liabilities are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Long-term debt

Long-term debt is initially recognized at fair value, net of transaction costs incurred. Long-term debt is subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated statements of loss and comprehensive loss over the period of the long-term debt using the effective interest method.

Long-term debt is removed from the consolidated balance sheets when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished and the consideration paid is recognized in the consolidated statements of loss and comprehensive loss within finance costs.

Provisions

A provision is recognized when the Company has a legal or constructive obligation as result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. Lease terms range from four to ten years for offices. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

(5)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Revenue

To determine revenue recognition for arrangements the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

The Company derives its revenues primarily from the sale of medical devices. Revenue is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods or services, generally at the point in time of shipment to or receipt of the products by the customer or when the services are performed. When contracts contain customer acceptance provisions, revenue is recognized on the satisfaction of the specific acceptance criteria.

The amount of revenue to be recognized is based on the consideration the Company expects to receive in exchange for its goods and services. For contracts that contain multiple performance obligations, the Company allocates the consideration to which it expects to be entitled to each performance obligation based on relative standalone selling prices and recognizes the related revenue when or as control of each individual performance obligation is transferred to customers.

Service revenue related to installation and training is recognized over the period in which the services are performed. Service revenue related to extended warranty service is deferred and recognized on a straight-line basis over the extended warranty period covered by the respective customer contract.

Under the terms of certain of the Company’s partnership agreements, the Company retains a percentage of all amounts earned with the remaining percentage due to the partner. Accordingly, associated revenue is recognized net of the consideration due to the partner.

(6)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

Pay per procedure

The company generates revenue from the lease of medical devices and the sale of certain consumable goods. Customers are charged a fixed fee per use of the medical device, called a pay per procedure charge, which is charged each time a procedure is completed. Per use fees are recognized within pay per procedure revenue on the consolidated statements of loss and comprehensive loss. The use of the medical device also requires the customer to purchase a consumable. The consumable is considered a non-lease component and is therefore recognized when control transfers to the customer. Consumable sales are recognized within product revenue on the consolidated statements of loss and comprehensive loss. The consideration received is allocated between lease and non-lease components based on their stand-alone selling prices.

Cost of sales

Cost of sales primarily includes the cost of finished goods, depreciation of equipment under lease, inventory provisions, royalties, warranty expense, freight and direct overhead expenses necessary to acquire or manufacture the finished goods.

Income taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the differences between the tax basis and carrying amounts of assets and liabilities, for operating losses and for tax credit carry-forwards. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which temporary differences can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws.

Share-based compensation

The Company grants share options periodically to certain employees, directors, officers and advisers.

Options currently outstanding vest over four years and have a contractual life of ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period using the graded vesting method by increasing contributed surplus based on the number of awards expected to vest.

The Company has a long-term incentive plan (LTIP). For each Restricted Share Unit (RSU) or Deferred Share Unit (DSU) granted under the long-term incentive plan, the Company recognizes an expense equal to the market value of a Profound common share at the date of grant based on the number of RSUs and DSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus for share-based compensation anticipated to be equity settled or a corresponding credit to a liability for those anticipated to be cash settled. Share-based compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs or DSUs that are expected to vest and, for RSUs or DSUs anticipated to be cash settled, changes in the market value of Profound common shares. The effect of these changes is recognized in the period of the change. Vested RSUs and DSUs are settled either in Profound common shares or in cash or a combination thereof at the discretion of the Company.

(7)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

Research and development costs

Research costs are charged to expense as incurred. Development costs are capitalized and amortized when the criteria for capitalization are met, otherwise they are expensed as incurred. No development costs have been capitalized to date.

Clinical trial expenses result from obligations under contracts with vendors, consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company. The appropriate level of clinical trial expenses is reflected in the Company’s consolidated financial statements by matching period expenses with period services and efforts expended. These expenses are recorded according to the progress of the clinical trial as measured by patient progression and the timing of various aspects of the clinical trial. Clinical trial accrual estimates are determined through discussions with internal clinical personnel and outside service providers as to the progress or state of completion of clinical trials, or the services completed. Service provider status is then compared to the contractually obligated fees to be paid for such services. During the course of a clinical trial, the Company may adjust the rate of clinical expense recognized if actual results differ from management’s estimates.

Government grants

The Company recognizes government grants when there is reasonable assurance that the Company will comply with the conditions of the grant and the grant will be received. Government grants receivable are recorded in accounts receivable on the consolidated statements of financial position. The Company recognizes government grants in the consolidated statements of loss and comprehensive loss in the same period as the expenses for which the grant is intended to compensate and nets the amount off the related expenses. In cases where a government grant becomes receivable as compensation for expenses already incurred in prior periods, the grant is recognized in profit or loss in the period in which it becomes receivable.

Loss per share

Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of shares outstanding during the year and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year. The computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share options and warrants.

COVID-19

The COVID-19 outbreak has been declared a pandemic by the World Health Organization. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others.

(8)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

Further, from an operational perspective, the Company’s employees, direct sales and marketing teams and distribution partners, as well as the workforce of vendors, services providers and counterparties with which the Company does business, may also be adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, requests or orders for employees to work remotely, and other physical distancing measures, which could result in an adverse impact on the Company’ ability to conduct its businesses, including its ability to cultivate adoption of the TULSA-PRO® technology, support clinical customers with the TULSA-PRO® procedures and increase the utilization of the systems and disposable components.

To date, the economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Company’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO® and SONALLEVE® systems and the disposable components related thereto. This has resulted in a reduction in anticipated sales and led to delays in the Company’s expectations regarding the rate at which agreements for new system user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new system user sites. The Company continues to evaluate the current and potential impact of the COVID-19 pandemic on its business, affairs, operations, financial condition, liquidity, availability of credit and results of operations.

In addition, the actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which Profound operates, could continue to negatively impact stock markets, including the trading price of the Common Shares, could adversely impact the Company’s ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive.

3	Critical accounting estimates and judgments

Critical accounting judgments

•	Contingent Consideration

The Company makes various judgments when determining the accounting for certain complex financial instruments. The Company has concluded that the contingent consideration in a business combination represents a financial liability measured at fair value through profit or loss.

(9)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

Critical accounting estimates

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed as follows:

•	Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may be impaired. It also reviews goodwill annually for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

4	Trade and other receivables

The trade and other receivables balance comprises the following:

	2020 $	2019 $
Trade receivables	6,446	1,993
Interest receivable	17	25
Tax receivables	774	853
Other receivables	194	254
Total trade and other receivables	7,431	3,125

Amounts past due represent trade receivables past due based on the customer’s contractual terms. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At December 31, 2020 there were $695 of trade receivables that were past due but still collectible and at December 31, 2019, there were no trade receivables that were past due.

5	Inventory

	2020 $	2019 $
Finished goods	3,573	1,836
Raw materials	1,774	1,850
Inventory provision	(16)	(18)
Total inventory	5,331	3,668

During the year ended December 31, 2020, $3,610 (2019 - $1,756) of inventory was recognized in cost of sales. The Company decreased its inventory provision by $2 during the year ended December 31, 2020 (2019 – $26). There were no other inventory writedowns charged to cost of sales during the year ended December 31, 2020.

(10)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

6	Property and equipment

Property and equipment consist of the following:

	Furniture and fittings $	Research and manufacturing equipment $	Leasehold improvements $	Equipment under lease $	Total $
Year ended December 31, 2019
Opening net book value	71	419	393	-	883
Foreign exchange	6	(14)	46	-	38
Depreciation	(32)	(283)	(79)	-	(394)
Closing net book value	45	122	360	-	527

At December 31, 2019
Cost	181	1,068	553	-	1,802
Accumulated depreciation	(136)	(946)	(193)	-	(1,275)
Net book value	45	122	360	-	527

Year ended December 31, 2020
Opening net book value	45	122	360	-	527
Additions	-	-	-	633	633
Foreign exchange	1	14	12	24	51
Depreciation	(34)	(136)	(59)	(123)	(352)
Closing net book value	12	-	313	534	859

At December 31, 2020
Cost	127	1,068	553	633	2,381
Accumulated depreciation	(115)	(1,068)	(240)	(99)	(1,522)
Net book value	12	-	313	534	859

7	Intangible assets

Intangible assets consist of the following:

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $
Year ended December 31, 2019
Opening net book value	18	102	2,358	464	2,942
Additions	189	-	-	-	189
Foreign exchange	5	4	104	21	134
Amortization	(7)	(39)	(677)	(133)	(856)
Closing net book value	205	67	1,785	352	2,409

As at December 31, 2019
Cost	231	198	3,456	681	4,566
Accumulated amortization	(26)	(131)	(1,671)	(329)	(2,157)
Net book value	205	67	1,785	352	2,409

(11)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $
Year ended December 31, 2020
Opening net book value	205	67	1,785	352	2,409
Additions	-	350	-	-	350
Foreign exchange	2	4	12	2	20
Amortization	(21)	(59)	(669)	(132)	(881)
Closing net book value	186	362	1,128	222	1,898

As at December 31, 2020
Cost	231	421	3,456	681	4,789
Accumulated amortization	(45)	(59)	(2,328)	(459)	(2,891)
Net book value	186	362	1,128	222	1,898

The Company has a licence agreement (the licence) with Sunnybrook Health Sciences Centre (Sunnybrook), pursuant to which Sunnybrook licenses to the Company certain intellectual property. Pursuant to the licence, the Company has exclusively licenced-in rights that enable the Company to use Sunnybrook’s technology for MRI-guided trans-urethral ultrasound therapy. Under the licence, the Company is subject to various obligations, including a milestone payment of C$250,000, which was paid on August 16, 2019 upon FDA approval. In addition, the Company has a further option to acquire rights to improvements to the relevant technology and intellectual property. If the Company fails to comply with any of its obligations or otherwise breaches this agreement, Sunnybrook may have the right to terminate the licence.

In accordance with the Company’s accounting policy, the carrying value of goodwill is assessed annually as well as assessed for impairment triggers at each reporting date to determine whether there exists any indicators of impairment. When there is an indicator of impairment of non-current assets within a CGU or group of CGUs containing goodwill, the Company tests the non-current assets for impairment first and recognizes any impairment loss on goodwill before applying any remaining impairment loss against the non-current assets within the CGU.

The Company completed its annual goodwill impairment testing on the goodwill related to the Sonalleve MR-HIFU CGU, which comprises all of the goodwill of the Company, on December 31, 2020. The recoverable amount of the Sonalleve MR-HIFU CGU was calculated using fair value less costs of disposal (FVLCD).

The calculation of the recoverable amount of the Sonalleve MR-HIFU CGU was determined using discounted cash flow projections based on financial forecasts approved by management covering a four-year period (Level 3 of the fair value hierarchy) and a terminal growth assumption of 4%. The key assumptions and estimates used in determining the FVLCD are related to revenue and EBITDA assumptions, which are based on the financial forecast and assumed growth rates and the discount rate of 16% applied to the cash flow projections. As a result of the impairment testing performed, it was determined that the recoverable amount of the Sonalleve MR-HIFU CGU of $22,037 exceeded the carrying value of $4,014 and no impairment writedown was required.

(12)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

8	Right-of-use assets

Leased premises $
Year ended December 31, 2019
Opening net book value	1,918
Foreign exchange	36
Depreciation	(261)
Closing net book value	1,693

As at December 31, 2019
Cost	1,918
Accumulated depreciation	(225)
Net book value	1,693

Year ended December 31, 2020
Opening net book value	1,693
Foreign exchange	36
Depreciation	(305)
Closing net book value	1,424

As at December 31, 2020
Cost	1,918
Accumulated depreciation	(494)
Net book value	1,424

The Company leases office premises in Mississauga, Canada and Vantaa, Finland. These lease agreements are typically entered into for four to ten-year periods.

9	Long-term debt

A summary of the long-term debt is as follows:

	2020 $	2019 $
CIBC loan	-	9,135
Less: Current portion	-	3,961
Long-term portion	-	5,174

On July 30, 2018, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of C$12,500 maturing on July 29, 2022 with an interest rate based on prime plus 2.5%. All obligations of the Company under the term loan agreement were guaranteed by current and future subsidiaries of the Company and included security of first priority interests in the assets of the Company and its subsidiaries. On February 4, 2020, the full outstanding amount of the CIBC loan at that date, plus accrued interest, was repaid for a total payment of $9,317.

(13)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

	2020 $	2019 $
Balance - Beginning of period	9,135	8,764
Interest and accretion expense	472	940
Foreign exchange	(290)	440
Repayment	(9,317)	(1,009)
Balance - End of period	-	9,135
Less: Current portion	-	3,961
Long-term portion	-	5,174

In connection with this term loan agreement on July 31, 2018, the Company also issued 32,171 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of C$9.70 per common share until the date that is 60 months from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within finance costs on the consolidated statements of loss and comprehensive loss. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants as at December 31, 2020 and December 31, 2019 was $450 and $196, respectively. The variables used to determine the fair values are as follows:

	2020	2019
Share price	$20.56	$11.55
Volatility	63%	54%
Expected life of warrants	2.6 years	3.6 years
Risk free interest rate	0.20%	1.68%
Dividend yield	-	-

10	Other liabilities

	Contingent consideration $	Knight royalty payable $	Total $
As at January 1, 2018	921	14	935
Amounts paid	(77)	(12)	(89)
Change in fair value (note 15)	(623)	-	(623)
Accretion recovery (note 15)	-	(2)	(2)
As at December 31, 2019	221	-	221
Amounts paid	(212)	-	(212)
Change in fair value	90	-	90
As at December 31, 2020	99	-	99
Less: Current portion	99	-	99
Long-term portion	-	-	-

(14)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

Knight royalty payable

As part of the Knight Loan, Knight was granted a royalty of 0.5% on net sales resulting from global sales of the Company’s products until May 20, 2019.

Contingent consideration

On July 31, 2017, the Company entered into an Asset and Share Purchase Agreement (the agreement) to acquire all of the issued and outstanding shares and certain assets of Royal Philips’ (Philips) Sonalleve MR-HIFU business (Sonalleve). The agreement includes certain contingent consideration payments payable monthly in euro tied to future revenue levels of the Sonalleve business summarized as follows:

•	5% of revenue between the date of acquisition and December 31, 2017;

•	6% of revenue during the year ending December 31, 2018;

•	7% of revenue during the years ending December 31, 2019 and 2020; and

•	if total revenues are in excess of a defined amount from the date of acquisition to December 31, 2020, then the Company will be required to pay 7% of revenue from the date of acquisition to December 31, 2019.

The contingent consideration is classified as a Level 3 financial liability within the fair value hierarchy given its fair value is estimated using the discounted value of estimated future payments. The key assumptions in valuing the contingent consideration include: estimated projected net sales; the likelihood of certain levels being reached; and a discount rate of 15%.

11	Lease liabilities

$
As at January 1, 2019	1,897
Repayments	(241)
Foreign exchange	80
Interest and accretion expense	100
As at December 31, 2019	1,836
Repayments	(289)
Foreign exchange	58
Interest and accretion expense	71
As at December 31, 2020	1,676
Less: Current portion	312
Long-term portion	1,364

(15)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

12	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	2020 $	2019 $
20,208,948 (2019 – 11,852,749) common shares	211,527	100,298

On July 21, 2020, the Company closed an offering, resulting in the issuance of 3,172,414 common shares at a price of $14.50, for gross proceeds of $46,000 ($42,721, net of transaction costs).

On January 27, 2020, the Company closed an offering, resulting in the issuance of 3,392,500 common shares at a price of $11.65, for gross proceeds of $39,523 ($36,373, net of transaction costs).

On September 20, 2019, the Company closed an offering, resulting in the issuance of 1,045,455 units at a price of C$11.00 per unit, for gross proceeds of C$11,500 ($7,933, net of cash transaction costs). Each unit consisted of one common share of the Company and one-half of one warrant, with each whole warrant entitling the holder to acquire one common share at a price of C$15.50 per common share until the date that is 24 months from the closing of the offering.

Warrants

As a result of the September 20, 2019 offering, 522,727 warrants were issued.

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price $	Weighted average remaining contractual life (years)
Balance - January 1, 2019	2,257,171	10.22	2.92
Granted	522,727	11.68	1.73
Balance - December 31, 2019	2,779,898	10.49	2.49
Exercised	(1,556,154)	11.06	1.82
Balance - December 31, 2020	1,223,744	11.33	1.68

(16)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

The Company estimated the fair value of the warrants granted during the period using the Black-Scholes option pricing model with the following assumptions:

September 20, 2019
Share price on date of issuance	$8.27
Expected volatility	58%
Expected life of warrants	2 years
Risk-free interest rate	1.61%
Dividend yield	-

Due to the absence of company specific volatility rates for the expected life of the warrants, the Company chose comparable companies in the medical device industry. The fair value of the warrants issued as part of the September 20, 2019 offering was $872, or $1.67 per warrant, and was recorded in contributed surplus.

Subsequent to year end, there were 80,301 warrants exercised for total cash proceeds of $962.

13	Share-based payments

Share options

Effective May 20, 2020, the Company adopted amendments to the share option plan (the Share Option Plan). The maximum number of common shares reserved for issuance under this plan is 2,627,163 common shares or such other number as may be approved by the holders of the voting shares of the Company. As at December 31, 2020, 1,522,362 (2019 – 1,109,943) options are outstanding. Each option granted allows the holder to purchase one common share, at an exercise price not less than the lesser of the closing trading price of the common shares on the TSX, on the date a share option is granted and the volume-weighted average price of the common shares for the five trading days immediately preceding the date the share option is granted. Share options granted under the Share Option Plan generally have a maximum term of ten years and vest over a period of up to four years.

A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price $
Balance - January 1, 2019	624,478	8.34
Granted	580,440	7.26
Exercised	(1,800)	2.26
Forfeited/expired	(93,175)	8.12
Balance - December 31, 2019	1,109,943	8.09
Granted	687,255	14.44
Exercised	(235,123)	8.18
Forfeited/expired	(39,713)	10.05
Balance - December 31, 2020	1,522,362	10.97

(17)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below. Due to the absence of Company-specific volatility rates for the expected life of the share options, the Company chose comparable companies in the medical device industry.

	November 16, 2020	December 15, 2020	December 22, 2020
Exercise price	$19.23	$18.24	$22.90
Expected volatility	85%	85%	85%
Expected life of options	6 years	6 years	6 years
Risk-free interest rate	0.46%	0.45%	0.48%
Dividend yield	-	-	-
Number of share options issued	84,900	10,000	11,500

	March 12, 2020	May 20, 2020	June 8, 2020	August 17, 2020
Exercise price	$10.96	$12.55	$12.61	$15.02
Expected volatility	82%	84%	84%	83%
Expected life of options	6 years	6 years	6 years	6 years
Risk-free interest rate	0.60%	0.46%	0.58%	0.48%
Dividend yield	-	-	-	-
Number of share options issued	16,550	481,405	80,000	2,900

	May 15, 2019	May 16, 2019	November 18, 2019
Share price on date of issuance	$6.72	$6.85	$8.50
Expected volatility	82%	82%	82%
Expected life of share options	6 years	6 years	6 years
Risk-free interest rate	1.59%	1.59%	1.40%
Dividend yield	-	-	-
Number of share options issued	13,300	484,940	82,200

The following table summarizes information about the share options outstanding as at December 31, 2020:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable
2.40	11,300	1.88	11,300
8.50	28,728	6.88	21,938
9.10	10,300	8.38	4,069
9.20	435,781	8.38	147,340
9.30	44,147	7.65	23,317

(18)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable
9.70	4,950	6.32	4,950
9.90	2,300	7.24	1,577
10.20	9,900	7.46	7,700
11.00	57,784	5.95	57,784
11.23	71,500	8.89	19,362
11.90	19,011	7.39	844
13.50	8,300	5.61	8,300
14.60	93,406	5.64	93,406
15.00	52,800	4.66	52,800
15.15	14,050	9.20	-
16.87	80,000	9.44	-
17.44	469,305	9.39	-
20.39	2,400	9.63	-
23.02	10,000	9.96	-
24.31	84,900	9.88	-
25.01	11,500	9.98	-
	1,522,362	8.36	454,687

Compensation expense related to share options for the year ended December 31, 2020 was $3,007 (2019 - $1,266).

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the year ended December 31, 2020 was $11 (December 31, 2019 - $nil).

A summary of the RSUs changes during the period are set forth below:

Number of RSUs
Balance - January 1, 2020	-
Granted	8,917
Forfeited	(200)
Balance - December 31, 2020	8,717

(19)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

14	Nature of expenses

	2020 $	2019 $
Production and manufacturing costs	3,063	1,259
Salaries and benefits	9,917	7,252
Consulting fees	3,395	4,141
Research and development expenses	2,318	2,211
Sales and marketing expenses (recovery)	574	(146)
Amortization and depreciation	1,538	1,511
Share-based compensation	3,018	1,266
Rent	231	270
Software/hardware	424	186
Bad debt expense	-	245
Insurance	1,278	383
Other expenses	411	500
	26,167	19,078

Salaries and benefits are net of government assistance of $376 for year ended December 31, 2020 (December 31, 2020 - $nil).

Research and development expenses are net of reimbursements of $316 for the year ended December 31, 2020 (December 31, 2020 - $nil).

15	Net finance costs

	2020 $	2019 $
CIBC loan (note 9)	472	940
Change in fair value of contingent consideration (note 10)	90	(623)
Change in fair value of derivative financial instrument (note 9)	237	118
Lease liability interest expense (note 11)	71	100
Royalty interest recovery (note 10)	-	(2)
Interest income	(692)	(363)
Foreign exchange loss	2,536	1
	2,714	171

(20)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

16	Income taxes

Income tax expense differs from the tax recovery amount that would be obtained by applying the statutory income tax rate to the respective year’s loss before income taxes as follows:

	2020 $	2019 $
Loss before income taxes	21,577	15,075

Recovery based on combined federal and provincial statutory rate of 26.1% (2019 - 26.5%)	(5,632)	(3,995)
Permanent differences	(638)	(138)
Change in deferred tax assets not recognized	6,331	4,287
Effect of tax rates in foreign jurisdictions	(16)	(7)
Net income tax expense	45	147

Deferred tax assets are recognized for tax loss carry-forwards and unused tax credits to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company has not recognized deferred tax assets that can be carried forward against future taxable income.

Permanent differences are primarily comprised of non-refundable tax credits and deductible finance fees not recorded in the consolidated statements of loss and comprehensive loss, offset by non-deductible share-based compensation and accretion expense.

The Company has non-capital loss carry-forwards of approximately $74,302 as at December 31, 2020 that expire in varying amounts from 2028 to 2040.

The Company has SR&ED expenditures of approximately $13,394 as at December 31, 2020, which can be carried forward indefinitely to reduce future years’ taxable income.

The Company has approximately $2,741 of federal and provincial tax credits that are available to be applied against federal and provincial taxes otherwise payable in future years and that expire in varying amounts from 2028 to 2040.

17	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	2020	2019
Net loss for the year	$21,622	$15,222
Weighted average number of common shares	17,294,653	11,098,719
Basic and diluted loss per share	$1.25	$1.37

Of the 1,522,362 (2019 – 1,109,943) share options, 8,717 (December 31, 2019 – nil) RSUs and 1,223,744 (2019 – 2,779,898) warrants not included in the calculation of diluted loss per share for the period ended December 31, 2020, 1,678,431 (2019 – 3,156,663) were exercisable.

(21)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

18	Financial assets and liabilities

Classification of financial instruments

		2020
	Fair value through profit or loss $	Financial assets at amortized cost $	Financial liabilities at amortized cost $
Cash	-	83,913	-
Trade and other receivables	-	7,431	-
Accounts payable and accrued liabilities	-	-	3,382
Other liabilities	99	-	-
Lease liabilities	-	-	1,676
Derivative financial instrument	450	-	-
	549	91,344	5,058

		2019
	Fair value through profit or loss $	Financial assets at amortized cost $	Financial liabilities at amortized cost $
Cash	-	14,800	-
Trade and other receivables	-	3,125	-
Accounts payable and accrued liabilities	-	-	3,028
Long-term debt	-	-	9,135
Other liabilities	221	-	-
Lease liabilities	-	-	1,836
Derivative financial instrument	196	-	-
	417	17,925	13,999

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company is exposed to credit risk on its cash and trade and other receivable balances. The Company’s cash management policies include ensuring cash is deposited in Canadian chartered banks.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade and other receivables. To measure the expected credit losses, trade and other receivables are grouped based on shared credit risk characteristics and the days past due. On that basis, the loss allowance as at December 31, 2020 and 2019 is nominal as the Company only transacts with hospitals and private clinics and has not incurred a sustained trend of any credit losses since revenue began.

(22)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

Trade and other receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, failure to make contractual payments for a period of greater than 120 days past due.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, including interest rate risk and foreign currency risk.

•	Interest rate price risk

Interest rate price risk is the risk the cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to such fluctuations relating to the long-term debt, as it bears interest at a floating rate, whose interest rates are based on the prime rate.

If interest rates had been 1% higher on the average long-term debt balance, with all other variables held constant, loss before income taxes would have been $nil higher for the year ended December 31, 2020 (2019 - $96).

•	Foreign currency risk

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk, primarily the US dollar and Euro. Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency. The risk is measured through a forecast of highly probable US dollar and Euro expenditures. The Company’s financial instruments denominated in foreign currencies are shown below in Canadian dollars.

	2020
	US dollars $	Euro $	Canadian dollars $	Total $
Cash	61,644	1,899	20,370	83,913
Trade and other receivables	5,002	2,197	232	7,431
Accounts payable and accrued liabilities	(734)	(1,700)	(948)	(3,382)
Other liabilities	-	(99)	-	(99)
Lease liabilities	-	(95)	(1,581)	(1,676)

(23)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

	2019
	US dollars $	Euro $	Canadian dollars $	Total $
Cash	49	700	14,051	14,800
Trade and other receivables	1,114	1,715	296	3,125
Accounts payable and accrued liabilities	(545)	(1,768)	(715)	(3,028)
Other liabilities	-	(221)	-	(221)
Lease liabilities	-	(172)	(1,664)	(1,836)

As at December 31, 2020, if foreign exchange rates had been 5% higher, with all other variables held constant, loss before income taxes would have been $3,406 (2019 – $44) higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities.

The Company does not use derivatives to reduce exposure to foreign currency risk.

Liquidity risk

Liquidity risk is the risk the Company may encounter difficulties in meeting its financial liability obligations as they come due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives.

The following table summarizes the Company’s significant contractual, undiscounted cash flows related to its financial liabilities.

	2020
	Carrying amount $	Future cash flows $	Less than 1 year $	Between 1 year and 5 years $	Greater than 5 years $
Accounts payable and accrued liabilities	3,382	3,382	3,382	-	-
Lease liability	1,676	1,958	398	1,240	320
Other liabilities	99	99	99	-	-
	5,157	5,439	3,879	1,240	320

(24)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

					2019
	Carrying amount $	Future cash flows $	Less than 1 year $	Between 1 year and 5 years $	Greater than 5 years $
Accounts payable and accrued liabilities	3,028	3,028	3,028	-	-
Long-term debt	9,135	10,399	4,353	6,046	-
Lease liability	1,836	2,206	294	1,599	313
Other liabilities	221	232	232	-	-
	14,220	15,865	7,907	7,645	313

Fair value

The fair values of cash, trade and other receivables, accounts payable and accrued liabilities and lease liabilities approximate their carrying values, due to their relatively short periods to maturity. The fair value of long-term debt approximates its carrying amount as it has a floating interest rate.

19	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	2020 $	2019 $
Salaries and employee benefits	1,418	999
Directors’ fees	99	103
Share-based compensation	1,594	908
	3,111	2,010

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

20	Commitments and contingencies

All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions. The term of the indemnification is not explicitly defined, but is limited to events for the period during which the indemnified party served as a director or officer of the Company. The maximum amount of any potential future payment cannot be reasonably estimated but could have a material adverse effect on the Company.

The Company has also indemnified certain lenders and underwriters in relation to certain debt and equity offerings and their respective affiliates and directors, officers, employees, shareholders, partners, advisers and agents and each other person, if any, controlling any of the underwriters or lenders or their affiliates against certain liabilities.

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Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

21	Capital management

The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes its share capital, deficit and long-term debt in the definition of capital.

A summary of the Company’s capital structure is as follows:

	2020 $	2019 $
Common shares	211,527	100,298
Deficit	(129,994)	(108,372)
Long-term debt	-	9,135
	81,533	1,061

22	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatment of prostate disease, uterine fibroids and palliative pain treatment for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany, USA and Finland.

For the year ended December 31, 2020:

	Canada $	USA $	Germany $	Finland $	Total $
Revenue
Product	4,763	-	1,470	-	6,233
Services	112	-	612	-	724
Pay per procedure	347	-	-	-	347
	5,222	-	2,082	-	7,304
Cost of sales	2,387	-	1,443	-	3,830
Gross profit	2,835	-	639	-	3,474

Operating expenses
Research and development	7,288	625	-	1,999	9,912
General and administrative	6,210	1,267	-	88	7,565
Selling and distribution	1,839	1,336	1,599	86	4,860
Total operating expenses	15,337	3,228	1,599	2,173	22,337

Operating loss	12,502	3,228	960	2,173	18,863
Net finance costs					2,714
Loss for the year before income taxes					21,577

(26)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

For the year ended December 31, 2019:

	Canada $	Germany $	Finland $	Total $
Revenue
Product	2,264	1,433	-	3,697
Services	161	316	-	477
	2,425	1,749	-	4,174
Cost of sales	904	880	-	1,784
Gross profit	1,521	869	-	2,390

Operating expenses
Research and development	7,315	-	2,082	9,397
General and administrative	5,508	-	285	5,793
Selling and distribution	544	1,385	175	2,104
Total operating expenses	13,367	1,385	2 ,542	17,294

Operating loss	11,846	516	2,542	14,904
Net finance costs				171
Loss for the year before income taxes				15,075

Other financial information by segment as at December 31, 2020:

	Canada $	USA $	Germany $	Finland $	Total $
Total assets	98,890	456	1,682	3,573	104,601
Goodwill and intangible assets	4,576	-	-	-	4,576
Property and equipment	859	-	-	-	859
Right-of-use assets	1,325	-	-	99	1,424
Amortization of intangible assets	881	-	-	-	881
Depreciation of property and equipment	236	-	-	116	352
Depreciation of right-of-use assets	212	-	-	93	305

Other financial information by segment as at December 31, 2019:

	Canada $	Germany $	Finland $	Total $
Total assets	26,866	814	2,380	30,060
Goodwill and intangible assets	5,034	-	-	5,034
Property and equipment	436	-	91	527
Right-of-use assets	1,525	-	168	1,693
Amortization of intangible assets	856	-	-	856
Depreciation of property and equipment	194	-	200	394
Depreciation of right-of-use asset	188	-	73	261

(27)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

23	Change in presentation currency

During the year, the Company changed its presentation currency from Canadian dollars to United States dollars. The change in presentation currency was made to better reflect the Company's business activities and to improve investor's ability to compare the Company's financial results with other publicly traded businesses in the industry. In making the change to a US dollar presentation currency, the Company followed the guidance in IAS 21, The Effects of Changes in Foreign Exchange Rates (IAS 21) and has applied the change retrospectively as if the new presentation currency had always been the Company's presentation currency. In accordance with IAS 21, the financial statements for all the periods presented have been translated to the new US dollar presentation currency. For comparative balances, assets and liabilities have been translated into the presentation currency at the rate of exchange prevailing at the reporting date, or at the exchange rate prevailing at the date of the transactions. Exchange rate differences arising on translation are taken to other comprehensive loss (income). The Company has presented the effects of the change in the presentation currency below.

	Dec 31, 2019 USD$	Dec 31, 2019 CAD$	Jan 1, 2019 USD$	Jan 1, 2019 CAD$
Assets
Current assets
Cash	14,800	19,222	22,495	30,687
Trade and other receivables	3,125	4,058	1,969	2,686
Investment tax credits receivable	185	240	352	480
Inventory	3,668	4,765	2,662	3,632
Prepaid expenses and deposits	1,028	1,336	319	435
Total current assets	22,806	29,621	27,797	37,920
Property and equipment	527	685	885	1,207
Intangible assets	2,409	3,129	2,942	4,014
Right-of-use assets	1,693	2,199	-	-
Goodwill	2,625	3,409	2,499	3,409
Total assets	30,060	39,043	34,123	46,550
Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,028	3,932	2,868	3,912
Deferred revenue	504	655	229	313
Long-term debt	3,961	5,145	982	1,340
Provisions	104	135	991	1,352
Other liabilities	221	287	416	567
Derivative financial instrument	196	255	72	98
Lease liabilities	199	259	-	-
Income taxes payable	11	16	218	297
Total current liabilities	8,224	10,684	5,776	7,879
Long-term debt	5,174	6,720	7,782	10,616
Deferred revenue	639	830	278	380
Provisions	15	19	36	49
Other liabilities	-	-	733	1,000
Lease liabilities	1,637	2,126	-	-
Total liabilities	15,689	20,379	14,605	19,924

Shareholders’ Equity
Share capital	100,298	130,267	88,647	120,932
Contributed surplus	15,076	19,580	12,283	16,757
Accumulated other comprehensive loss/(income)	7,369	(117)	11,859	(29)
Deficit	(108,372)	(131,066)	(93,271)	(111,034)
Total Shareholders’ Equity	14,371	18,664	19,518	26,626
Total Liabilities and Shareholders’ Equity	30,060	39,043	34,123	46,550

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Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2020

In USD (000s)

	Dec 31, 2019 USD$	Dec 31, 2019 CAD$
Revenue
Products	3,697	4,896
Services	477	632
	4,174	5,528
Cost of sales	1,784	2,362
Gross profit	2,390	3,166

Operating expenses
Research and development	9,397	12,466
General and administrative	5,793	7,679
Selling and distribution	2,104	2,789
Total operating expenses	17,294	22,934

Operating Loss	14,904	19,768

Net finance costs	171	230

Loss before taxes	15,075	19,998

Income taxes	147	194

Net loss attributed to shareholders for the year	15,222	20,192

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax	4,490	(88)

Net loss and comprehensive loss for the year	19,712	20,104

Loss per share
Basic and diluted loss per common share	1.37	1.82

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